SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Fitch Ratings entitled “Fitch Upgrades PLDT’s Local Currency IDR to ‘BBB’”.	6

Exhibit 1

August 15, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings attached thereto entitled “Fitch Upgrades PLDT’s Local Currency IDR to ‘BBB’”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

Exhibit 1

August 15, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release issued by Fitch Ratings attached thereto entitled “Fitch Upgrades PLDT’s Local Currency IDR to ‘BBB’”.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  August 15, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Fitch Ratings entitled “Fitch Upgrades PLDT’s Local Currency IDR to ‘BBB’”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: August 15, 2007

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

FitchRatings

KNOW YOUR RISK

Fitch Upgrades PLDT's Local Currency IDR to 'BBB'

Fitch Ratings-Singapore-14 August 2007: Fitch Ratings has today upgraded Philippine Long Distance Telephone Company's (PLDT) Long-term local currency Issuer Default Rating (IDR) to 'BBB' from 'BBB-' (BBB minus). The Outlook is Stable. At the same time, Fitch has affirmed PLDT's Long-term foreign currency IDR of 'BB+' and its National Long-term rating at 'AAA(phl)'. The Outlook is Stable. Also, PLDT's global bonds and senior notes have been affirmed at 'BB+'.

"The upgrade of the local currency IDR recognises the sustained strengthening of PLDT's financial profile through FY06 and H107, with strong positive free cash flow generation enabling significant reductions in both gross and net debt levels, "said Priya Gupta, Director in Fitch's Asia-Pacific telecom, media and technology team. During FY06, the group retired around USD362 million in bank and capital market debt, and achieved additional reductions of USD266m through substantial voluntary conversion of its preferred stock to common equity. PLDT continued to reduce high-cost USD-denominated debt through H107, although this was partially offset by subsidiary Smart Communications' issuance of PHP5.0 billion unsecured fixed-rate notes in February 2007. Overall, key credit metrics have improved significantly; net adjusted leverage fell to 0.6x at H107 from 1.2x at FYE05, while funds from operations (FFO) to gross interest coverage increased to 10.5x from 6.6x over the same period.

The upgrade also reflects the group's sustained strong operating performance and its pre-eminent position in the Philippine telecommunications sector. As at H107, the company had a leading market share of local exchange lines (about 60%) and cellular subscribers (about 57%) and a dominant share of the nascent broadband market (about 76%). PLDT's local exchange customers have been contracting in recent years owing to mobile substitution. On the other hand, the group's cellular customer base has grown strongly through FY06 and H107, with net additions totaling 3.8m and 2.9m respectively in each of these periods. However with penetration of cellular-SIMs (subscriber identification modules) having reached about 55% at H107, Fitch expects subscriber growth to decelerate going forward.

With growth having stalled in the traditional fixed-voice space and the cellular market likely to yield modest growth going forward, PLDT has been focusing on alternate avenues of growth, such as retail broadband and business process outsourcing (BPO). With regard to the former, PLDT is well-positioned to capture a substantial share of demand, owing to its ubiquitous network presence. However Fitch notes that PC penetration is currently quite low in the Philippines, at around 8% of total households in FY06. On the other hand, the group's foray into the information and communications technology (ICT) sector represents a significant shift from its core telecoms operations, and therefore somewhat higher business risk. That said, the Philippines' BPO industry boasts huge growth potential, and successful execution could yield significant upside for PLDT in terms of revenue growth, notwithstanding that margins are substantially lower than in its core telecoms business. Whilst the ICT business is presently a modest contributor to consolidated revenues, it has grown strongly over the last year or so, through a series of moderately-sized acquisitions.

Exhibit 1

PLDT has lifted its ordinary dividend payout ratio to 70% of net income for FY07, from 60% the previous year. The company expects to pay a total of PHP18.8bn in dividends during H207, which comprises an interim dividend of PHP11.3bn on H107 net income of PHP17.3bn, as well as a special dividend of PHP7.5bn. PLDT has also committed to a look-back approach at the end of 2007, in order to facilitate additional shareholder returns in the event that excess cash is not utilised on business acquisitions.

The Stable Outlook reflects the expectation that PLDT will maintain leading market positions in the telecoms space, with strong cash flow generation helping to maintain or improve its financial profile. However the long-term local currency IDR may be lowered should net adjusted leverage exceed 1.0x, which could be triggered by debt-funded acquisitions/investments, capital management initiatives or a sharp deterioration in the operating environment. In terms of its foreign currency IDR, PLDT remains constrained by the country ceiling of the Republic of the Philippines, which currently is 'BB+'. The National rating of 'AAA(phl)' incorporates all the above factors and is indicative of PLDT's relative credit strength among all Philippine companies.

Contacts: Priya Gupta, Singapore, +65 6884 5085/ priya.gupta@fitchratings.com; Chee Leong Lee, Singapore, +65 6337 5367 / cheeleong.lee@fitchratings.com.

Media Relations: Shivani Sundralingam, Singapore, Tel: + 65 6336 0095.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : FLORENTINO D. MABASA, JR. Title : First Vice President and Assistant Corporate Secretary

Date: August 15, 2007